UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                               ☒                      Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 28, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces Receipt of NASDAQ Notice of Delisting

Valley Cottage, NY, January 28, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) today announced that on January 27, 2009 it received a Staff Determination Letter (the "Letter") from The Nasdaq Stock Market ("Nasdaq") notifying the Company that the staff of Nasdaq's Listing Qualifications Department determined, using its discretionary authority under Nasdaq Marketplace Rule 4300, that the Company's American Depository Shares ("ADRs") would be delisted from Nasdaq. The Letter further stated that Nasdaq would suspend trading in the Company's ADRs at the opening of trading on February 5, 2009 and then file a Form 25-NSE with the Securities and Exchange Commission ("SEC") to deregister the Company's ADRs, unless the Company appeals Nasdaq's delisting determination. Nasdaq's determination to delist the ADRs was based on Nasdaq's belief that the Company was a public shell and that the Company does not meet the stockholder's equity requirement or any of its alternatives.

The Letter also indicated that, in accordance with the procedures set out in Marketplace Rule 4800 Series, the Company would have seven (7) calendar days, or until February 3, 2009, to appeal the delisting from Nasdaq to a Listing Qualifications Panel. At this time, the Company does plan to appeal the delisting from Nasdaq.  There can be no assurance that the appeal will be successful.

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

XTL Biopharmaceuticals Provides Update on Potential Strategic Alternatives

Valley Cottage, NY, January 28, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) today announced an update to its December 8, 2008 press release regarding the Company's activities in seeking to acquire potential assets or to identify a company to merge into or with XTL.

The Company is currently evaluating several merger proposals that have been presented to it by both US and foreign-based companies who operate in and outside of the healthcare space.  These discussions are preliminary in nature, and consequently, the timing of and ability to consummate such a transaction cannot be predicted at this time, and the Company may still decide that the distribution of its remaining assets to the shareholders in a liquidation offers the best possible alternative to the shareholders.

XTL has retained an investment banking firm to advise the Company in assessing these potential merger opportunities.

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future business prospects, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. In particular, we may not be able to consummate a merger transaction with any of the potential merger partners due to certain conditions that are likely to be required by our potential merger partners and regulatory authorities.   In addition, our remaining cash resources are scarce and we may be delisted from NASDAQ, both of which may further limit our ability to remain an attractive merger candidate.  Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 28, 2009	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer